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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 14D-9


        Solicitation/Recommendation Statement Under Section 14(d)(4)
                   of the Securities Exchange Act of 1934


                         Urban Shopping Centers, Inc.
                          (Name of Subject Company)

                         Urban Shopping Centers, Inc.
                     (Name of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
          (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                917060 10 5
                   (CUSIP Number of Class of Securities)

                            Matthew S. Dominski
                       Urban Shopping Centers, Inc.
                   900 North Michigan Avenue, Suite 1500
                          Chicago, Illinois 60611
                              (312) 915-2000
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               With copies to:

            Edward J. Schneidman            Steven J. Gavin
            Mayer, Brown & Platt            Winston & Strawn
            190 South LaSalle Street        35 West Wacker Drive
            Chicago, Illinois  60603        Chicago, Illinois  60601
            (312) 782-0600                  (312) 558-5600

/X/ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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Dear Fellow Employees:

         This evening we announced that Urban has entered into an agreement to merge our company with Rodamco North America ("RNA"), a leading U.S. regional mall property company based in the Netherlands. Attached you will find a press release which describes the transaction in more detail. Should you have any difficulty opening the file, the press release is also listed on Urban's website at www.urbanshoppingcenters.com.

          We are very excited about this combination for a number of reasons. First, the new company will be headquartered in Chicago and we expect
Urban's employees to continue with the new company in much the same capacities as before. Second, we are bringing together two companies with superb property portfolios. Like Urban, RNA has a very strong portfolio of high quality, dominant regional malls and is focused on expanding that strength. The new Company will be twice the size of Urban, a market leader with an impressive portfolio of landmark properties and one of the industry's highest levels of sales per square foot. This is truly a winning combination. Third, the newly combined company creates tremendous opportunities for Urban employees, not only to participate in the growth of the new Company, but also in the need for Urban's services. Unlike Urban, RNA has only a few(approximately 20) employees in the U.S. and previously outsourced both its property management functions and much of its back office work. Therefore, we expect Urban Retail Properties Co. will take over RNA's previously outsourced functions, including property management and leasing at some of RNA's wholly-owned properties.

          Fourth, since our strategies are so similar and there is virtually no overlap in our operations, we strongly believe the two organizations will mesh very easily and create a combined company that is far more capable than either firm was individually. Finally, we feel the $48 price per share represents an attractive value for our current shareholders and provides our investors with a strong total return. This is especially gratifying since many of our employees are shareholders, too. Previously, the highest our stock has ever traded was $37 per share.

          To answer any questions you may have, we have scheduled a meeting for this Wednesday, September 27th at 9 am Chicago time in the Grand Ballroom of the Chicago Four Seasons Hotel at 900 North Michigan Ave. All employees are welcome to attend. (Obviously, it is important for all mall-based employees to coordinate with their property managers so that we have coverage where needed). For those employees in remote locations who cannot attend but would like to listen in, we have arranged a conference call. The toll free call-in number is 800-297-9150. If you are unable to attend the live call, we have also set up replay call that will be available for 30 days. The toll free call-in number for the replay is 888-266-2081 and the passcode is 4636119.

          In the meantime, you may get calls from our partners, tenants, third party management clients, lenders and in many cases the press. It is very important that you refer all inquiries by the media and investors directly to Matt Dominski, Jim Lyman or me.

          Thank you and we look forward to talking with you Wednesday morning.